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News Release	No. 21-442 October 14, 2021

Platinum Group Metals Ltd. Provides Waterberg Project Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" "PTM" or the "Company") provides the following Waterberg Project update:

Geotechnical Drilling

A geotechnical drilling campaign at the Waterberg Project, which commenced in July 2021, is now in process of completion and demobilization.  The geotechnical drilling campaign consisted of 46 boreholes drilled along the planned centerline of two sets of twin declines and box-cut positions.  Approximately 11 holes were drilled vertically, and the remaining holes were inclined out of the plane to intersect all possible discontinuities.  A total of 5,966 metres of drill core were recovered and a total of 2,696 metres of core were geotechnically logged from within the zone of interest.  All boreholes except those in the planned box-cut areas were backfilled with cement upon completion. Downhole geophysical surveys were conducted consisting of optical and/or acoustic televiewer and gamma probes as well as caliper probes. Three packer tests were conducted in boreholes where groundwater strikes were encountered. Core samples of all the major geotechnical units encountered were collected and subjected to laboratory testing.

The results of the drilling campaign confirm that the box-cut positions are in sandstone, and the central and southern declines transition from sandstone into a dolerite sill and back into sandstone before cutting into the igneous rocks of the Bushveld Complex.  In general, results are as expected, and the rock mass is competent.  Also as expected, some support will be required for both tunnel sets.  No problem areas, where special mining methods or non-standard support would be required, have been identified. Groundwater inflow is also not considered a risk. The standard practice of probe drilling ahead of decline tunnel development will be important to monitor rock quality and identify correct support standards ahead of development.  Geotechnical qualified persons monitoring the drill programme have stated that in general, the rock mass encountered along both decline routes can support the planned excavations with no major problem areas expected.

Community Relations

On and following March 5, 2021, the Company received three notices of appeal, filed by individual appellants from local communities, against the January 28, 2021 decision of the South African Department of Mineral Resources and Energy ("DMR") granting the Waterberg Mining Right.  One group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the Department of Forestry, Fisheries, and the Environment ("DE") to refuse condonation for the late filing of the group's appeal against the grant of an Environmental Authorization for the Waterberg Mine in November 2020.  Waterberg JV Resources (Pty) (Ltd.) ("Waterberg JV Co.") is opposing the review application as well as all appeals received and believes these are all without merit.

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On July 30, 2021, Waterberg JV Co. received an urgent interdict application from a group located near planned surface infrastructure.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and arguing that the application is without merit.  The Applicants have not responded and were obliged to remove their application from the urgent court roll. The application may proceed as a normal High Court application.  A host community has applied to join as an interested party to the application and another host community submitted a confirmatory affidavit, both communities being in support of the Waterberg Mine.  A time frame for the hearing of the interdict application is uncertain or may never occur.

The Company believes that all requirements specified under the National Environmental Management Act, the Mineral and Petroleum Resources Development Act and other applicable legislation have been complied with and that the DE correctly approved and the DMR correctly issued the Environmental Authorization.  The Company also believes that the leadership and majority of residents in the host communities support the Waterberg Project.

The Member of the Executive Committee ("MEC") for the Limpopo Department of Economic Development, Environment and Tourism, Mr. Thabo Andrew Mokone, recently undertook to investigate the appeals and court actions described above.  The MEC is aware of disagreements between the mine and certain members of the local community.  During September 2021 the MEC held regular engagements with representatives of Waterberg JV Co. and the community leaders of Kgatlu village.  The MEC stated "The Community have expressed their desire and support for the Waterberg Mine.  A mediation process has been agreed between the parties to take place in October and November 2021 and I believe this will lead to a resolution of concerns and to a more harmonious relationship between Waterberg JV Co. and the local Community.  I believe that the substantial planned investment in the Waterberg Mine of more than Rand 9.0 billion will create much-needed jobs and development in the area surrounding the mine".

On Sunday, October 10, 2021, senior Company management and technical personnel were very pleased to attend an event to deliver much needed school supplies and equipment, purchased by Waterberg JV Co., to local schools within a host community.

The Waterberg Mining Right remains active, was notarially executed by the DMR on April 13, 2021, and was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021.

Environmental, Social and Governance

Platinum Group is pleased to report the completion of its inaugural Environmental and Social Governance ("ESG") disclosure submission with Digbee Ltd. ("Digbee"). Digbee, a United Kingdom based company, is a new mining-focused expert network and ESG disclosure platform with a goal to provide improved disclosure and better access to capital markets for mining companies involved with strong ESG practices.  Digbee has been endorsed by leading financial firms who support the Digbee ESG initiative such as Blackrock, BMO, and Dundee Corporation.  Digbee's reporting framework is aligned with global standards, including the Equator Principles, which provide a framework for financial institutions to assess environmental and social risks in projects.

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Outlook

The Company's key business objective is to advance the palladium dominant Waterberg Project to a development and construction decision.  Recent work includes the erection of fences, ground clearing, geotechnical drilling and infrastructure engineering and surveying.  At the present time Waterberg JV Co. is planning for pre-construction activities including the engineering and design of roads, power, and water infrastructure.  Project technical personnel are in process to identify, test and delineate appropriate sources of aggregate material for roadways and infrastructure lay down pads.  Environmental monitoring activities are ongoing and will increase in the coming months.

The Company and Waterberg JV Co. continue with a process to assess commercial alternatives for mine development financing and concentrate offtake.  Several parties are currently in discussions with the Company.  Concentrate offtake discussions with 15% project shareholder Impala Platinum Holdings Ltd. ("Implats"), also continue.

The Company continues to work closely with regional authorities and local communities and their leadership on how the Waterberg Mine can be developed to provide optimal outcomes and best value to all stakeholders.

The Company's battery technology initiative through Lion Battery Technologies Inc. ("Lion") with Anglo American Platinum Limited represents a new opportunity in the high-profile lithium battery research and innovation field. The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by Florida International University ("FIU") on behalf of Lion continue. Technical results from Lion's research may have application to most lithium-ion battery chemistries and the scope of Lion's research work is being expanded.  To date three patents have been issued by the United States Patent and Trademark Office based on research work completed by FIU for Lion and several more patent applications are in process of review.

Qualified Person

Rob van Egmond, P.Eng., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  He has reviewed, validated and approved the scientific and technical information contained in this news release and he has previously visited the Waterberg Project site.

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The geotechnical drilling campaign and subsequent geotechnical data analysis was overseen and managed by an experienced principal engineering geologist and certified rock engineer, Carel de Beer, Pri. Sci. Nat, of Bare Rock Consulting.  Bare Rock Consulting is an independent specialist geotechnical consultancy with 25 year's experience in mining and mining infrastructure projects.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"), Japan Oil, Gas and Metals National Corporation and Hanwa Co. Ltd.

In 2019, the Company founded Lion in partnership with Anglo American Platinum Limited to support the use of palladium and platinum in lithium battery applications.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by governments create uncertainty and may have had, and may continue to have, an adverse impact on many aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.  On September 30, 2021, South Africa was moved to a reduced alert level 1.  The Delta variant is currently the dominant strain in the country.  In response to uncertainty caused by the COVID-19 pandemic, the Company has implemented additional testing and monitoring protocols for its work at the Waterberg Project site and elsewhere in South Africa.

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This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate, and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the application for an order of the High Court and appeal of the mining right, the applicable procedures, timeline and potential results thereof, the development of the Waterberg project and the potential benefits and results thereof, financing and mine development of the Waterberg Project including the expectation of no major problem areas following the geotechnical drilling campaign at the Waterberg Project, low risk of groundwater inflow, potential commercial alternatives for mine development financing and concentrate offtake, financing and mine development of the Waterberg Project, the appeals of the Waterberg Mining Right, work with local communities, support from host communities and resolution of concerns through a mediation process, the increase in environmental monitoring activities, the availability of construction financing on terms acceptable to the Company, the development of new battery technologies and the potential benefits of utilizing palladium and platinum therein, the commercialization thereof, potential vertical integration with a broader industrial market development strategy, the application for patent rights with respect to the use of platinum group metals in lithium batteries, providing shareholder value, and Lion's development of next generation battery technology, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the senior secured facility with the Sprott Private Resource Lending II (Collector), LP ("Sprott") entered into August 21, 2019 (the "2019 Sprott Facility" of which $11.3 million in principal is outstanding at May 31, 2021) is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the Toronto Stock Exchange if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission ("SEC") and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

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The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.